Exhibit 99.1

Oncolytics Biotech® Inc. Announces Details of 2016 Annual Meeting of Shareholders

CALGARY, May 3, 2016 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) announced today that its 2016 Annual Meeting of Shareholders will be held on Thursday, May 5th, 2016 at 4:00 pm ET (2:00 pm MT) at the Toronto Region Board of Trade located at First Canadian Place, Suite 350, 77 Adelaide St. West, Toronto, Ontario.

Following the business portion of the meeting, Dr. Brad Thompson, President and CEO of Oncolytics, will discuss recent progress in the development of REOLYSIN® as a potential cancer therapeutic.

A live audio webcast of Dr. Thompson's presentation will begin at approximately 4:15 pm ET (2:15 pm MT) and be available at: http://event.on24.com/r.htm?e=1162870&s=1&k=8D8411394AC01E5C5A9CDC57BFA2ED10 or on the company's website at www.oncolyticsbiotech.com. It is recommended that listeners log on 10 minutes in advance of the presentation to register and download any necessary software.

An audio replay will be accessible following the presentation at: http://www.oncolyticsbiotech.com/investor-centre/presentations/.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release and the presentation related thereto contain forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2016 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 03-MAY-16